Exhibit (a)(1)(D)

Execution Version

TENDER AGREEMENT

TENDER AGREEMENT (this “Agreement”), dated as of July 27, 2020, by and among Bioceres Crop Solutions Corp. (the “Company”), an exempted company incorporated under the laws of the Cayman Islands, Union Acquisition Associates, LLC, a New York limited liability company, and Union Group International Holdings Limited, a British Virgin Islands limited company (collectively with Union Acquisition Associates LLC, the “Warrant Holders,” and each a “Warrant Holder”).

W I T N E S S E T H:

WHEREAS, on March 2, 2018, Union Acquisition Corp. (“Union”), the Company’s predecessor, consummated its initial public offering (the “IPO”);

WHEREAS, as of the date hereof, the Warrant Holders are the beneficial owners of warrants that were privately issued pursuant to a private placement consummated simultaneously with the closing of the IPO (the “Warrants”), pursuant to the exemption from registration contained in Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”);

WHEREAS, each Warrant entitles its holder to purchase one share of the Company’s ordinary shares, par value $0.0001 (“Ordinary Shares”), for a purchase price of $11.50 per Ordinary Share, subject to certain adjustments;

WHEREAS, the Company is initiating an exchange offer (the “Exchange Offer”) pursuant to a Tender Offer Statement and Schedule 13E-3 Transaction Statement on Schedule TO, to be filed with the U.S. Securities and Exchange Commission, as may be amended and supplemented (the “Schedule TO”), to offer the holders of the outstanding warrants of the Company the opportunity to exchange their warrants for either 0.12 Ordinary Shares per warrant (the “Exchange Shares”) or $0.45 in cash per warrant, without interest, subject to other terms and conditions to be disclosed in the Schedule TO;

WHEREAS, as an inducement to the Company’s willingness to initiate the Exchange Offer, each Warrant Holder has agreed to enter into this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, do hereby agree as follows:

Section 1.01     Agreement to Tender. Each Warrant Holder shall validly tender or cause to be tendered to the Company all Warrants beneficially owned by such Warrant Holder, free and clear of all liens, and shall elect to receive its proportionate amount of Exchange Shares for its validly tendered Warrants, pursuant to and in accordance with the terms of the Exchange Offer as described in the Schedule TO no later than the scheduled or extended expiration time of the Exchange Offer. Each Warrant Holder agrees that, notwithstanding anything to the contrary in the Schedule TO, after a Warrant Holder validly tenders his, her or its Warrants to the Company in accordance with the terms of the Schedule TO, such Warrant Holder may not withdraw or cause to be withdrawn the tender of any of such Warrants from the Exchange Offer, unless this Agreement is terminated pursuant to Section 1.07 hereof.

Section 1.02     Ownership of Warrants. Each Warrant Holder represents and warrants to the Company, as of the date hereof and as of the date of tender of such Warrant Holder’s Warrants in accordance with this Agreement, that such Warrant Holder is the sole beneficial owner of the number of Warrants set forth opposite such Warrant Holder’s name on Schedule A, and has good and marketable title to such Warrants free and clear of any liens, options, rights, or any other encumbrances, limitations or restrictions whatsoever (other than those restrictions imposed by applicable securities laws, this Agreement, the Warrant Agreement, dated February 27, 2018, by and between Union and Continental Stock Transfer & Trust Company, as warrant agent, and the Side Letter to such Warrant Agreement, dated December 19, 2018, by and among Union and the holders of the Warrants). Each Warrant Holder agrees it shall not directly or indirectly transfer any Warrants or beneficial ownership in any Warrants to any person (other than the Company in connection with the Exchange Offer) unless such person acquiring such Warrants signs a joinder to this Agreement agreeing to be bound by all terms and conditions of this Agreement.

Execution Version

Section 1.03     Company Representations and Warranties. The Company represents and warrants to each Warrant Holder, as of the date hereof and as of the date of tender of such Warrant Holder’s Warrants in accordance with this Agreement, that the Company has obtained any and all required approvals to effectuate the Exchange Offer contemplated by this Agreement.

Section 1.04    Company Covenants. The Company agrees that it shall take all steps reasonably necessary or desirable to commence the Exchange Offer as soon as practicable consistent with this Agreement, and agrees to take all steps necessary to update the Schedule TO as required by applicable laws and regulation.

Section 1.05     Specific Performance. The parties hereto agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof and that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof, in addition to any other remedy to which they are entitled at law or in equity.

Section 1.06     U.S. Federal Income Tax Treatment. The exchange of Warrants for Exchange Shares pursuant to the Exchange Offer is intended to qualify as a “recapitalization” within the meaning of Section 368(a)(1)(E) of the Internal Revenue Code of 1986, as amended, and the parties shall not take any position inconsistent therewith unless otherwise required by applicable law.

Section 1.07    Termination. This Agreement shall terminate as to all Warrant Holders upon any of the following: (i) written notice to all the Warrant Holders by the Company; (ii) the date the Company’s board of directors or a committee thereof determines to no longer pursue the Exchange Offer; or (iii) the consummation of the Exchange Offer, provided that nothing set forth herein shall be construed to create any obligation or liability whatsoever on the part of the Company in respect of the consummation of the Exchange Offer.

Section 1.08    Warrant Holder Obligations Several and Not Joint. The obligations of each Warrant Holder hereunder shall be several and not joint, and no Warrant Holder shall be liable for any breach of the terms of this Agreement by any other Warrant Holder.

Section 1.09     Entire Agreement. This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and supersedes all other prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof. This Agreement is not intended to confer upon any person not a party to this Agreement (and their successors and assigns) any rights or remedies hereunder.

Section 1.10     Amendment. This Agreement may not be modified, amended, altered or supplemented, except upon the execution and delivery of a written agreement executed by each of the parties to this Agreement.

Execution Version

Section 1.11     Notices. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly given if delivered personally, mailed by certified mail (return receipt requested), or sent by overnight courier, facsimile (upon confirmation of receipt) or e-mail transmission to the parties at the following addresses or at such other addresses as shall be specified by the parties by like notice:

If to the Company, to:

Bioceres Crop Solutions Corp.

Ocampo 210 bis

Predio CCT Rosario

(2000) Rosario, Santa Fe, Argentina

Attention: Lucila Escriña

With a copy to:

Linklaters LLP

1345 Avenue of the Americas

New York, NY 10105

Attention: Matthew Poulter, Esq.

   Peter Cohen-Millstein, Esq.

If to Union Acquisition Associates, LLC, to:

477 Broome St., #43

New York, NY 10013

Attention: Kyle Bransfield

If to Union Group International Holdings Limited, to:

477 Broome St., #43

New York, NY 10013

Attention: Juan Sartori

Section 1.12     Governing Law. The validity, interpretation and performance of this Agreement shall be governed in all respects by the laws of the State of New York, without giving effect to conflicts of law principles that would result in the application of the substantive laws of another jurisdiction. The parties hereto agree that any action, proceeding, or claim arising out of or relating in any way to this Agreement shall be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and each irrevocably submits to such jurisdiction, which jurisdiction shall be exclusive. The parties hereto hereby waive any objection to such exclusive jurisdiction and that such courts represent an inconvenience forum. Any such process or summons to be served upon the parties may be served by transmitting a copy thereof by registered or certified mail, return receipt requested, postage prepared, addressed to it at the address set forth in Section 1.11 hereof. Such mailing shall be deemed personal service and shall be legal and binding upon the parties hereto in any action, proceeding, or claim.

Section 1.13     No Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned, in whole or in part, by any of the parties without the prior written consent of the other parties. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and permitted assigns. Any purported assignment not permitted under this Section 1.13 shall be null and void.

Section 1.14     Counterparts. This Agreement may be executed and delivered (including by facsimile transmission or other electronic transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed and delivered shall be deemed an original but all of which taken together shall constitute one and the same agreement.

Section 1.15     Severability. If any provision of this Agreement shall be held to be illegal, invalid or unenforceable under any applicable law, then such contravention or invalidity shall not invalidate the entire Agreement. Such provision shall be deemed to be modified to the extent necessary to render it legal, valid and enforceable, and if no such modification shall render it legal, valid and enforceable, then this Agreement shall be construed as if not containing the provision held to be invalid, and the rights and obligations of the parties hereto shall be construed and enforced accordingly.

[Signature Page Follows]

Execution Version

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first above written.

COMPANY:

BIOCERES CROP SOLUTIONS CORP.

By:	/s/ Federico Trucco
Name: Federico Trucco
Title: President of the Board

HOLDER:

UNION ACQUISITION ASSOCIATES, LLC

By:	/s/ Kyle Bransfield
Name: Kyle Bransfield
Title: Managing Member

HOLDER:

UNION GROUP INTERNATIONAL HOLDINGS LIMITED

By:	/s/ Juan Sartori
Name: Juan Sartori
Title: Chairman

[Signature Page to Tender Agreement]

Execution Version

Schedule A

Name of Warrant Holder	Number of Warrants
Union Acquisition Associates, LLC	1,190,000
Union Group International Holdings Limited	3,000,000